As filed with the U.S. Securities and Exchange Commission on March 25, 2024.

Registration No. 333-276804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

Post Effective Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

ISPIRE TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

_________________________

Delaware	2111	93-1869878
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19700 Magellan Drive
Los Angeles, CA 90502
(310) 742-9975
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Michael Wang, Co-Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502
(310) 742-9975
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to

Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300	John D. Hogoboom, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 262-6700

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒ 333-276804

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Ispire Technology Inc. (the “Company”), as originally declared effective by the Securities and Exchange Commission (the “SEC”) on March 21, 2024, is being filed for the sole purpose of filing Exhibits 5.1 and 10.13 as part of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits.

The list of exhibits following the signature page of this registration statement is incorporated by reference herein.

Exhibit number	Description
5.1	Opinion of Ellenoff Grossman & Schole LLP as to the legality of the securities being registered
10.13	Form of Securities Purchase Agreement
24.1*	Power of Attorney (included on signature page of the initial filing of Registration Statement on Form S-1)

____________

*        Previously filed

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on March 25, 2024.

ISPIRE TECHNOLOGY INC.
By:	/s/ Michael Wang
	Name:	Michael Wang
	Title:	Co-Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Wang	Co-Chief executive officer	March 25, 2024
Michael Wang	(principal executive officer)
/s/ Tuanfang Liu	Co-Chief executive officer and director	March 25, 2024
Tuanfang Liu	(principal executive officer)
/s/ Daniel J. Machock	Chief financial officer	March 25, 2024
Daniel J. Machock	Principal financial and accounting officer
*	Director	March 25, 2024
Jiangyan Zhu
*	Director	March 25, 2024
Christopher Robert Burch
*	Director	March 25, 2024
Brent Cox
*	Director	March 25, 2024
John Fargis
* By	/s/ Michael Wang
Michael Wang
Attorney-in-fact

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